Consolidated Financial Statements
December 31, 2022

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Taseko Mines Limited. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal control over financial reporting. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, establishing policies and procedures, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control over financial reporting. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal control over financial reporting and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

/s/ Stuart McDonald	/s/ Bryce Hamming

Stuart McDonald	Bryce Hamming
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
February 23, 2023

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act as of December 31, 2022. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2022, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2022 and 2021.

/s/ Stuart McDonald	/s/ Bryce Hamming

Stuart McDonald	Bryce Hamming
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
February 23, 2023

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Taseko Mines Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taseko Mines Limited (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022 and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Taseko Mines Limited

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of capitalized stripping costs incurred during production

As discussed in Note 2.4(f) to the consolidated financial statements, stripping costs incurred during production that generate future economic benefit by increasing the productive capacity, extending the productive life of the mine or allowing access to a mineable reserve, are capitalized as mineral property development costs. As discussed in Note 14 to the consolidated financial statements, capitalized stripping costs were $36,312 thousand for the year ended December 31, 2022.

We identified the evaluation of capitalized stripping costs incurred during production as a critical audit matter. The magnitude of costs incurred and the complexity in determining whether the costs were incurred for developing the mineral property, required a high degree of auditor judgement and significant auditor effort.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter, including controls related to the preparation of the mine plan and determination of the strip ratio reflected in the mine plan, determination of the tonnage of materials mined in the year, determination of production costs incurred and determination of the allocation of production costs to capitalized stripping costs or to inventories. We evaluated the professional qualifications, knowledge, skill, and ability of the Company's qualified persons responsible for preparing the mine plan and determining the strip ratio reflected in the mine plan. We compared the Company's historical estimates of projected production information in the mine plan to actual results to assess the accuracy of the Company's forecasting process. We assessed the strip ratios for the current year production by comparing it to the tonnage of materials mined to mine production reports. We selected a sample of production costs, examined the underlying documentation and assessed whether the expenditure related to production. We checked the accuracy of the allocation of production costs between capitalized stripping costs and inventories.

KPMG LLP (Signed)

Chartered Professional Accountants

We have served as the Company's auditor since 1999.

Vancouver, Canada
February 23, 2023

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Taseko Mines Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Taseko Mines Limited's (the "Company") internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the "consolidated financial statements"), and our report dated February 23, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Taseko Mines Limited

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP (Signed)

Chartered Professional Accountants

Vancouver, Canada

February 23, 2023

TASEKO MINES LIMITED

Consolidated Balance Sheets
(Cdn$ in thousands)

		December 31,	December 31,
	Note	2022	2021
ASSETS
Current assets
Cash and equivalents		120,858	236,767
Accounts receivable	11	13,223	9,604
Inventories	12	92,846	79,871
Other financial assets	13	9,013	7,014
Prepaids		4,931	3,971
		240,871	337,227
Property, plant and equipment	14	1,029,240	837,839
Other financial assets	13	2,989	2,902
Goodwill	15	5,584	5,227
		1,278,684	1,183,195

LIABILITIES
Current liabilities
Accounts payable and other liabilities	16	66,716	55,660
Current portion of long-term debt	17	18,409	18,305
Current portion of deferred revenue	18	12,065	13,441
Interest payable on senior secured notes		14,221	13,312
Current income tax payable		1,227	2,759
		112,638	103,477
Long-term debt	17	568,160	513,444
Provision for environmental rehabilitation ("PER")	19	113,725	87,571
Deferred and other tax liabilities	10c	76,255	70,186
Deferred revenue	18	47,620	45,356
Other financial liabilities	21b	3,877	4,643
		922,275	824,677
EQUITY
Share capital	20a	479,926	476,599
Contributed surplus		55,795	55,403
Accumulated other comprehensive income ("AOCI")		26,792	6,649
Deficit		(206,104)	(180,133)
		356,409	358,518
		1,278,684	1,183,195

Commitments and contingencies	18, 23
Subsequent event	28

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)

		For the years ended
		December 31,
	Note	2022	2021

Revenues	4	391,609	433,278
Cost of sales
Production costs	5	(285,392)	(202,886)
Depletion and amortization	5	(51,982)	(66,587)
Earnings from mining operations		54,235	163,805

General and administrative		(12,056)	(16,937)
Share-based compensation expense	21c	(3,807)	(5,507)
Project evaluation expense		(543)	408
Gain (loss) on derivatives	7	16,274	(13,008)
Other income	8	1,758	1,483
Income before financing costs and income taxes		55,861	130,244

Finance expenses, net	9	(45,209)	(51,935)
Call premium on settlement of debt	9	-	(6,941)
Foreign exchange loss		(29,791)	(555)
Income (loss) before income taxes		(19,139)	70,813

Income tax expense	10	(6,832)	(34,341)
Net income (loss)		(25,971)	36,472

Other comprehensive income (loss):
Items that will remain permanently in other comprehensive income (loss):
Loss on financial assets		(541)	(677)
Items that may in the future be reclassified to profit (loss):
Foreign currency translation reserve		20,684	(348)
Total other comprehensive income (loss)		20,143	(1,025)

Total comprehensive income (loss)		(5,828)	35,447

Earnings (loss) per share
Basic	22	(0.09)	0.13
Diluted	22	(0.09)	0.13

Weighted average shares outstanding (thousands)
Basic	22	286,236	283,593
Diluted	22	286,236	287,504

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Cash Flows
(Cdn$ in thousands)

	For the years ended December 31,
	Note	2022	2021

Operating activities
Net income (loss) for the year		(25,971)	36,472
Adjustments for:
Depletion and amortization		51,982	66,587
Income tax expense	10	6,832	34,341
Finance expenses, net	9	45,209	51,935
Call premium on settlement of debt	9	-	6,941
Share-based compensation expense	21c	4,152	5,762
Loss (gain) on derivatives	7	(16,274)	13,008
Unrealized foreign exchange loss (gain)		30,027	(272)
Amortization of deferred revenue	18	(5,982)	(4,807)
Other operating activities		(3,263)	(3,227)
Net change in working capital	24	(5,446)	(31,971)
Cash provided by operating activities		81,266	174,769

Investing activities
Gibraltar capitalized stripping costs	14	(32,017)	(59,864)
Gibraltar sustaining capital expenditures	14	(18,108)	(23,850)
Gibraltar capital project expenditures	14	(29,551)	(4,013)
Florence Copper development costs	14	(101,296)	(42,871)
Other project development costs	14	(966)	(3,058)
Purchase of copper price options	7	(7,269)	(15,837)
Proceeds from copper put options	7	22,539	-
Other investing activities		262	1,781
Cash used for investing activities		(166,406)	(147,712)

Financing activities
Interest paid		(39,363)	(25,590)
Repayment of equipment loans and leases		(26,443)	(19,737)
Proceeds from equipment financings		31,770	-
Net proceeds from issuance of senior secured notes		-	496,098
Repayment of senior secured notes		-	(317,225)
Redemption cost on settlement of senior secured notes		-	(8,714)
Financing fees paid		-	(1,451)
Settlement of performance share units		(1,927)	-
Proceeds from exercise of stock options		727	2,406
Cash provided by (used for) financing activities		(35,236)	125,787
Effect of exchange rate changes on cash and equivalents		4,467	(1,187)
Increase (decrease) in cash and equivalents		(115,909)	151,657
Cash and equivalents, beginning of year		236,767	85,110
Cash and equivalents, end of year		120,858	236,767

Supplementary cash flow disclosures	24

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Changes in Equity
(Cdn$ in thousands)

	Share capital	Contributed surplus	AOCI	Deficit	Total
Balance at January 1, 2021	472,870	53,433	7,674	(216,605)	317,372
Share-based compensation	-	3,293	-	-	3,293
Exercise of options	3,729	(1,323)	-	-	2,406
Total comprehensive income (loss) for the year	-	-	(1,025)	36,472	35,447
Balance at December 31, 2021	476,599	55,403	6,649	(180,133)	358,518

Balance at January 1, 2022	476,599	55,403	6,649	(180,133)	358,518
Share-based compensation	-	4,919	-	-	4,919
Exercise of options	1,110	(383)	-	-	727
Settlement of performance share units	2,217	(4,144)	-	-	(1,927)
Total comprehensive income (loss) for the year	-	-	20,143	(25,971)	(5,828)
Balance at December 31, 2022	479,926	55,795	26,792	(206,104)	356,409

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements
(Cdn$ in thousands)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the year ended December 31, 2022 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture. The Company is principally engaged in the production and sale of metals, as well as related activities including mine permitting and development, within the province of British Columbia, Canada and the State of Arizona, USA.

2. BASIS OF PREPARATION

2.1 Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These consolidated financial statements were authorized for issue by the Board of Directors on February 23, 2023.

2.2 Basis of measurement, judgment and estimation

These consolidated financial statements have been prepared on a historical cost basis except those measured at fair value through profit or loss, fair value through other comprehensive income.

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the closing exchange rate as at the balance sheet date. Foreign currency non-monetary assets and liabilities, revenues and expenses are translated into Canadian dollars at the prevailing rate of exchange on the dates of the transactions. Any gains and losses are included in profit and loss. The Company's US subsidiary measures the items in its financial statements using the US dollar as its functional currency. The assets and liabilities of the US subsidiary are translated into Canadian dollars using the period end exchange rate. The income and expenses are translated into Canadian dollars at the weighted average exchange rates to the period end reporting date. Any gains and losses on translation are included in accumulated other comprehensive income ("AOCI"). All financial information presented in Canadian dollars has been rounded to the nearest thousand, unless otherwise noted.

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, reserve and resource estimates, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue (Note 18), provisions for environmental rehabilitation, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation, including determination of appropriate discount rates; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, provisions for environmental rehabilitation, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

2.3 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and controlled entities as at December 31, 2022. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the date the Company gains control until the date the Company ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company's accounting policies. All intercompany transactions between the subsidiaries of the Company are eliminated in full on consolidation.

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount would be recognized in profit or loss immediately.

2.4 Significant Accounting Policies

(a) Revenue recognition

Under IFRS 15, Revenue Contracts with Customers, revenue is recognized when a customer obtains control of the goods or services and the Company has satisfied its performance obligations. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. Cash received in advance of meeting these conditions is recorded as advance payments on product sales. In the case of Gibraltar's copper concentrate, control is generally transferred upon shipment of the product as product is placed over the ship's rails or in limited circumstances, upon delivery to the concentrate shed at the shipping port.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

Under the terms of the Company's concentrate sales contracts, the final sales amount is based on final assay results and quoted market prices which may be in a period subsequent to the date of sale. Revenues for these sales, net of treatment and refining charges are recorded when the customer obtains control of the concentrate, based on an estimate of metal contained using initial assay results and forward market prices for the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to four months. This settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

(b) Cash and equivalents

Cash and equivalents consist of cash and highly-liquid investments having terms of three months or less from the date of acquisition and that are readily convertible to known amounts of cash. Cash and equivalents exclude cash subject to restrictions.

(c) Financial instruments

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. The classification of financial instruments dictates how these assets and liabilities are measured subsequently in the Company's consolidated financial statements.

A financial asset is classified as measured at fair value and subsequently at either: amortized cost; Fair Value through Other Comprehensive Income (FVOCI); or Fair Value through Profit or Loss (FVPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if: (i) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and (ii) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and (iii) it is not designated as FVPL. This category of financial assets is subsequently measured at amortized cost using the effective interest method, and reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in OCI. This election is made on an investment-by-investment basis. Equity investments measured at FVOCI are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset as FVPL if doing so significantly reduces an accounting mismatch that would otherwise arise. Financial assets classified as FVPL are subsequently measured at fair value, with net gains and losses, including any interest or dividend income, recognized in profit or loss.

Financial assets at amortized cost

Financial assets at amortized cost are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial. Accounts receivable are assessed for evidence of impairment at each reporting date, with any impairment recognized in earnings for the period. Financial assets in this category include cash and cash equivalents and accounts receivables.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

Financial assets at fair value through other comprehensive income (FVOCI)

Marketable securities, investment in subscription receipts and reclamation deposits are designated as FVOCI and recorded at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

All financial assets not classified as measured at amortized cost or FVOCI are measured at fair value through profit or loss (FVPL). Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVPL. Financial instruments classified as FVPL are stated at fair value with any changes in fair value recognized in earnings for the period. Financial assets in this category include derivative financial instruments that the Company acquires to manage exposure to commodity price fluctuations. These instruments are non-hedge derivative instruments.

Financial liabilities

Financial liabilities are initially recorded at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has accounted for accounts payable and accrued liabilities and long-term debt under this method.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d) Exploration and evaluation and development costs

Exploration and evaluation expenditures relate to the initial search for a mineral deposit and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Exploration and evaluation expenditures are recognized in earnings in the period in which they are incurred.

Capitalization of development costs as mineral property, plant and equipment commences once the technical feasibility and commercial viability of the extraction of mineral reserve and resources associated with the Company's evaluation properties are established and management has made a decision to proceed with development.

(e) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes direct labour and materials; non-capitalized stripping costs; depreciation and amortization; freight; and overhead costs. Net realizable value is determined with reference to relevant market prices, less applicable variable selling costs and estimated remaining costs of completion to bring the inventories into saleable form.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

Ore stockpiles represent stockpiled ore that have not yet completed the production process, and are not yet in a saleable form. Finished goods inventories represent metals in saleable form that have not yet been sold. Materials and supplies inventories represent consumables used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

The quantity of recoverable metal in stockpiled ore and in the processing circuits is an estimate which is based on the tons of ore added and removed, expected grade and recovery. The quantity of recoverable metal in concentrate is an estimate using initial assay results.

(f) Property, plant and equipment

Land, buildings, plant and equipment

Land, buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use.

Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Depreciation is based on the cost of the asset less residual value. Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items and depreciated separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The depreciation rates of the major asset categories are as follows:

Land	Not depreciated
Buildings	Straight-line basis over 10-25 years
Plant and equipment	Units-of-production basis
Mining equipment	Straight-line basis over 5-20 years
Light vehicles and other mobile equipment	Straight-line basis over 2-5 years
Furniture, computer and office equipment	Straight-line basis over 2-3 years

Mineral properties

Mineral properties consist of the cost of acquiring, permitting and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which the capitalized costs relate.

Property acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential. When management has not made a determination that technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the entire amount is considered property acquisition costs and not amortized. When such property moves into development, the property acquisition cost asset is transferred to mineral properties within property, plant and equipment.

Mineral property development costs include: stripping costs incurred in order to provide initial access to the ore body; stripping costs incurred during production that generate a future economic benefit by increasing the productive capacity, extending the productive life of the mine or allowing access to a mineable reserve; capitalized project development costs; and capitalized interest.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

Construction in progress

Construction in progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction in progress includes advances on long-lead items. Construction in progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

Capitalized interest

Interest is capitalized for qualifying assets. Qualifying assets are assets that require a substantial period of time to prepare for their intended use. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

Leased assets

The Company has adopted IFRS 16, Leases effective January 1, 2019 using the modified retrospective method. The Company assesses whether a contract is a lease or contains a lease, at the inception of a contract. The Company recognizes a right-of-use asset ("ROU asset") and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the exception of short-term and low value leases, which are recognized on a straight-line basis over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement date, and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset and is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

ROU assets are included in property, plant, and equipment (Note 14) and the lease liability is included in debt in the consolidated balance sheet (Note 17).

Impairment

The carrying amounts of the Company's non-financial assets are reviewed for impairment whenever circumstances suggest that the carrying value may not be recoverable. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

The recoverable amount of an asset or cash generating unit (CGU) is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash flows of other assets or CGU's. If the recoverable amount of an asset or its related CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and the impairment loss is recognized in earnings for the period.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not to an amount that exceeds the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in earnings.

The carrying amount of the CGU to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any goodwill impairment is recognized as an expense in the profit or loss. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

(g) Income taxes

Income tax on the earnings for the periods presented comprises current and deferred tax. Income tax is recognized in earnings except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Income tax is calculated using tax rates enacted or substantively enacted at the reporting date applicable to the period of expected realization or settlement.

Current tax expense is the expected tax payable on the taxable income for the year, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is determined using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities acquired (not in a business combination) that affect neither accounting nor taxable profit on acquisition; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

(h) Share-based compensation

The fair-value method is used for the Company's share-based payment transactions. Under this method, the cost of share options and equity-settled performance share units is recorded based on their estimated fair value at the grant date, including an estimate of the forfeiture rate. The fair value of the share options and performance share units is expensed on a graded amortization basis over the vesting period of the awards, with a corresponding increase in equity.

Share-based compensation expense relating to cash-settled awards, including deferred share units, is recognized based on the quoted market value of the Company's common shares on the date of grant. The related liability is re-measured to fair value each reporting period to reflect changes in the market value of the Company's common shares, with changes in fair value recorded in net profit (loss).

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

(i) Provisions

Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to retire an asset in the period in which the obligation occurs. Environmental rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials, including water treatment; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision for environmental rehabilitation ("PER") is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the liability, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in earnings as a finance cost.

When a PER is initially recognized, the corresponding cost is capitalized increasing the carrying amount of the related asset, and is amortized to earnings on a unit-of-production basis. Costs are only capitalized to the extent that the amount meets the definition of an asset and represents future economic benefits to the operation.

Significant estimates and assumptions are made in determining the provision for environmental rehabilitation as there are a number of factors that will affect the ultimate liability. These factors include estimation of the extent and cost of rehabilitation activities; timing of future cash flows, changes in discount rates; inflation rate; and regulatory requirements.

Other provisions

Other provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Where the effect is material, the provision is discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The accretion expense is included in finance expense.

(j) Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of marketable securities, and changes in the fair value of derivatives included in cash and equivalents and marketable securities. Interest income is recognized as it accrues in earnings, using the effective interest method. Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, the finance component on deferred revenue, losses on the disposal of marketable securities, changes in the fair value of derivatives included in cash and cash equivalents and marketable securities, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in earnings using the effective interest method.

(k) Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted. There is no dilution impact when the Company incurs a loss.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

(l) Interests in joint arrangements

IFRS defines a joint arrangement as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control.

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to its interests in joint operations, the Company recognizes its:

•	Assets, including its share of any assets held jointly;
•	Liabilities, including its share of any liabilities incurred jointly;
•	Revenue from the sale of its share of the output arising from the joint operation; and
•	Expenses, including its share of any expenses incurred jointly.

2.5 New accounting standards and interpretations

Several new accounting standards, amendments to existing standards and interpretations have been published by the IASB. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the new standard.

New standards, amendments and pronouncements that became effective for the period covered by these statements have not been disclosed as they did not have a material impact on the Company's audited consolidated financial statements.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

3. INTEREST IN GIBRALTAR JOINT VENTURE

On March 31, 2010, the Company entered into an agreement with Cariboo Copper Corp. (Cariboo) whereby the Company contributed certain assets and liabilities of the Gibraltar mine, operating in British Columbia, into an unincorporated joint venture to acquire a 75% interest in the joint venture. Cariboo contributed $186,800 to purchase the remaining 25% interest.

The assets and liabilities contributed by the Company to the joint venture were mineral property interests, plant and equipment, inventories, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations. Certain key strategic, operating, investing and financing policies of the joint venture require unanimous approval such that neither venturer is in a position to exercise unilateral control over the joint venture. The Company continues to be the operator of the Gibraltar mine.

The Company has joint control over the joint arrangement and as such consolidates its 75% portion of all the joint venture's assets, liabilities, income and expenses.

The following is a summary of the Gibraltar joint venture financial information on a 100% basis.

	As at December 31,
	2022	2021
Cash and equivalents	82,408	43,387
Other current assets	142,479	119,833
Current assets	224,887	163,220
Non-current assets	1,046,997	959,828

Accounts payable and accrued liabilities	59,186	43,409
Other current financial liabilities	33,143	31,500
Current liabilities	92,329	74,909
Long-term debt	45,100	21,343
Provision for environmental rehabilitation	143,256	108,916
Non-current liabilities	188,356	130,259
	Years ended December 31,
	2022	2021
Revenues	512,950	578,736
Production costs	(380,523)	(271,364)
Depletion and amortization	(76,484)	(102,209)
Other operating expense	(4,458)	(4,349)
Interest expense	(4,935)	(4,379)
Interest income	336	40
Foreign exchange gain (loss)	919	(1,042)
Comprehensive income for joint arrangement	47,805	195,433

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

4. REVENUE

	Years ended December 31,
	2022	2021
Copper contained in concentrate	380,700	401,514
Copper price adjustments on settlement	(5,060)	8,098
Molybdenum concentrate	19,973	28,862
Molybdenum price adjustments on settlement	3,752	2,580
Silver (Note 18)	5,456	5,010
Total gross revenue	404,821	446,064
Less: Treatment and refining costs	(13,212)	(12,786)
Revenue	391,609	433,278

5. COST OF SALES

	Years ended December 31,
	2022	2021
Site operating costs	269,822	201,964
Transportation costs	22,472	17,845
Changes in inventories of finished goods	7,726	(11,795)
Changes in inventories of ore stockpiles	(14,628)	(5,128)
Production costs	285,392	202,886
Depletion and amortization	51,982	66,587
Cost of sales	337,374	269,473

Site operating costs include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

6. COMPENSATION EXPENSE

	Years ended December 31,
	2022	2021
Wages, salaries and benefits	79,935	82,345
Post-employment benefits	893	1,765
Share-based compensation expense (Note 21c)	4,152	5,762
	84,980	89,872

Compensation expense is presented as a component of cost of sales, general and administrative expense, and project development costs.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

7. DERIVATIVE INSTRUMENTS

During the year ended December 31, 2021, the Company purchased copper put option contracts for 41 million pounds of copper with maturity dates ranging from July 2021 through to December 2021, at a strike price of US$3.75, at a total cost of $11,143. In May 2021, the Company purchased copper collar contracts for a total of 43 million pounds of copper with maturity dates ranging from January 2022 to June 2022, with a minimum copper strike price of US$4.00 per pound and a ceiling price of US$5.60 per pound, at a total cost of $4,693.

In January and February of 2022, the Company purchased copper collar contracts for a total of 42 million pounds of copper with maturity dates ranging from July 2022 to December 2022, with a minimum copper strike price of US$4.00 per pound and a ceiling price of US$5.40 per pound, at a total cost of $4,295.  In June 2022, the Company purchased copper collar contracts for a total of 30 million pounds of copper with maturity dates ranging from January 2023 to June 2023, with a minimum copper strike price of US$3.75 per pound and a ceiling price of US$4.72 per pound, at a total cost of $2,975.

In July 2022, the Company amended the copper price collar contracts from August to December 2022 for 35 million pounds of copper by lowering the strike floor price from US$4.00 per pound to US$3.75 per pound and received realized cash proceeds of $9,880.  Total proceeds received on the copper price collars contracts in 2022, including the strike floor price amendment was $22,539.

During the year ended December 31, 2021, the Company received proceeds of $717 on diesel fuel call options that settled during the year. There were no fuel call options outstanding at December 31, 2021.

During 2022, the Company purchased fuel call options for 27 million litres of diesel with maturity dates ranging from April 2022 to June 2023, at a total cost of $1,796.  For the year ended December 31, 2022, the Company received proceeds of $260 on diesel fuel call options that settled during the year. There were 12 million litres of fuel call options outstanding at December 31, 2022.

	Years ended December 31,
	2022	2021
Net realized (gain) loss on settled copper options	(13,550)	14,511
Net unrealized gain on outstanding copper options	(3,999)	(1,064)
Realized (gain) loss on fuel call options	472	(470)
Unrealized loss on fuel call options	803	31
	(16,274)	13,008

Details of the outstanding copper price option contracts at December 31, 2022 are summarized in the following table:

	Quantity	Strike price	Period	Cost	Fair value
Copper collar contracts	30 million lbs	US$3.75/per lb US$4.72/per lb	H1 2023	2,975	6,184

In January 2023, the Company purchased zero cost copper collar contracts for a total of 42 million pounds of copper with maturity dates ranging from July 2022 to December 2023, with a minimum copper strike price of US$3.75 per pound and a ceiling price of US$4.70 per pound.

In January 2023, the Company purchased fuel call options for 12 million litres of diesel with maturity dates ranging from July 2023 to December 2023, at a total cost of $941.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

8. OTHER INCOME

	Years ended December 31,
	2022	2021
Management fee income	1,163	1,180
Other operating income, net	595	303
	1,758	1,483

9. FINANCE EXPENSES

	Years ended December 31,
	2022	2021
Interest expense	41,825	38,853
Amortization of financing fees	2,523	2,040
Finance expense - deferred revenue (Note 18)	5,711	5,549
Accretion on PER (Note 19)	367	373
Less: interest expense capitalized	(3,419)	-
Finance income	(1,798)	(678)
Loss on settlement of long-term debt	-	5,798
	45,209	51,935

For the year ended December 31, 2022, interest expense includes $1,599 (2021 - $1,728) from lease liabilities and lease related obligations. For the year ended December 31, 2022, $3,419 of borrowing costs have been capitalized to Florence Copper development costs (Note 14).

As part of the senior secured notes refinancing completed in February of 2021, the Company redeemed its US$250 million senior secured notes on March 3, 2021, which resulted in an accounting loss of $5,798, comprised of the write-off of deferred financing costs of $4,025 and additional interest costs paid over the call period of $1,773.

The Company also paid a one-time redemption call premium of $6,941 on the settlement of the US$250 million senior secured notes, which is not included in net financing expenses shown above.

10. INCOME TAX

(a) Income tax expense

	Years ended December 31,
	2022	2021
Current income tax:
Current expense	1,156	3,203
Current tax adjustments related to prior periods	(264)	-
Current income tax expense	892	3,203
Deferred income tax:
Origination and reversal of temporary differences	5,405	31,129
Deferred tax adjustments related to prior periods	535	9
Deferred income tax expense	5,940	31,138
Income tax expense	6,832	34,341

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

(b) Effective tax rate reconciliation

	Years ended December 31,
	2022	2021
Income tax expense (recovery) at Canadian statutory rate of 36.5%	(6,984)	25,840
Permanent differences	10,136	13,110
Foreign tax rate differential	64	96
Unrecognized tax benefits	3,344	(4,714)
Deferred tax adjustments related to prior periods	272	9
Income tax expense	6,832	34,341

(c) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at December 31,
	2022	2021
Property, plant and equipment	(226,123)	(190,768)
Other financial assets	8,222	6,156
Provisions	29,721	22,746
Tax loss carry forwards	111,925	91,680
Deferred tax liability	(76,255)	(70,186)

(d) Unrecognized deferred tax assets and liabilities

	As at December 31,
	2022	2021
Deductible temporary differences:
Debt	86,745	56,921
Losses and tax pools	28,082	30,523
Other financial assets	14,078	13,879
Deferred tax asset:
Debt	11,658	7,655
Losses and tax pools	7,582	8,241
Other financial assets	1,900	1,873

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits. There are no unrecognized deferred tax liabilities.

Losses and tax pools of $28,082 (2021: $30,523) relate to non-capital losses in Canada which expire between 2027 and 2039.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

11. ACCOUNTS RECEIVABLE

	As at December 31,
	2022	2021
Trade and settlement receivables	11,401	5,859
Goods and services tax receivable	1,257	1,099
Other receivables	565	2,646
	13,223	9,604

12. INVENTORIES

	As at December 31,
	2022	2021
Ore stockpiles	45,306	31,845
Copper contained in concentrate	12,105	19,831
Molybdenum concentrate	417	310
Materials and supplies	35,018	27,885
	92,846	79,871

During the year ended December 31, 2022, the Company recorded an inventory adjustment of $nil (2021: $4,561 recovery) to adjust the carrying value of ore stockpiles to net realizable value, of which $nil (2021: $1,510) is recorded in depletion and amortization and the balance in production costs.

13. OTHER FINANCIAL ASSETS

	As at December 31,
	2022	2021
Current:
Marketable securities	2,568	3,110
Copper price options (Note 7)	6,184	3,904
Fuel call options (Note 7)	261	-
	9,013	7,014
Long-term:
Investment in private companies	1,200	1,200
Reclamation deposits	434	434
Restricted cash	1,355	1,268
	2,989	2,902

The Company holds strategic investments in publicly-traded and privately owned mineral exploration and development companies, including marketable securities. Marketable securities and the investment in privately owned companies are accounted for at fair value through other comprehensive income.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

14. PROPERTY, PLANT & EQUIPMENT

Cost	Property acquisition costs	Mineral properties	Plant and equipment	Construction in progress	Total
At January 1, 2021	109,895	456,185	754,686	8,454	1,329,220
Additions	-	92,536	19,629	52,457	164,622
Changes in rehabilitation cost asset	-	12,087	-	-	12,087
Disposals	-	-	(13,283)	-	(13,283)
Foreign exchange translation	(369)	(186)	(255)	-	(810)
Transfers between categories	-	-	17,944	(17,944)	-
At December 31, 2021	109,526	560,622	778,721	42,967	1,491,836
Additions	-	67,536	19,401	115,523	202,460
Changes in rehabilitation cost asset	-	28,164	-	-	28,164
Disposals	-	(289)	(13,558)	-	(13,847)
Foreign exchange translation	5,916	5,235	2,947	2,900	16,998
Transfers between categories	-	-	15,672	(15,672)	-
At December 31, 2022	115,442	661,268	803,183	145,718	1,725,611

Accumulated depreciation
At January 1, 2021	-	290,654	295,947	-	586,601
Depletion and amortization	-	34,979	44,144	-	79,123
Disposals	-	-	(11,727)	-	(11,727)
At December 31, 2021	-	325,633	328,364	-	653,997
Depletion and amortization	-	11,415	44,316	-	55,731
Disposals	-	-	(13,357)	-	(13,357)
At December 31, 2022	-	337,048	359,323	-	696,371

Net book value
At December 31, 2021	109,526	234,989	450,357	42,967	837,839
At December 31, 2022	115,442	324,220	443,860	145,718	1,029,240

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

	As at December 31,
	2022	2021
Net book value beginning of period	837,839	742,619
Additions:
Gibraltar capitalized stripping costs	36,312	69,228
Gibraltar sustaining capital expenditures	20,015	25,238
Gibraltar capital expenditures	29,551	4,013
Florence Copper development costs	103,072	58,667
Yellowhead development costs	698	2,603
Aley development costs	557	455
Other items:
Right of use assets	12,254	4,418
Rehabilitation costs asset	28,164	12,087
Disposals	(200)	(1,556)
Foreign exchange translation and other	16,709	(810)
Depletion and amortization	(55,731)	(79,123)
Net book value at December 31	1,029,240	837,839

Net book value	Gibraltar Mines (75%)	Florence Copper	Yellowhead	Aley	Other	Total
At December 31, 2021	539,641	260,934	21,252	14,316	1,696	837,839
Net additions	97,611	103,393	698	557	(289)	201,970
Changes in rehabilitation cost asset (Note 19)	28,164	-	-	-	-	28,164
Depletion and amortization	(55,017)	(338)	-	-	(376)	(55,731)
Foreign exchange translation	-	16,998	-	-	-	16,998
At December 31, 2022	610,399	380,987	21,950	14,873	1,031	1,029,240

During the year, the Company capitalized development costs of $103,072 (2021: $58,667) for the Florence Copper project. Since its acquisition of Florence Copper in November 2014, the Company has incurred and capitalized a total of $276 million in project development and other costs. For the year ended December 31, 2022, $3,419 of borrowing costs have been capitalized to Florence Copper development costs (Note 9).

Non-cash additions to property, plant and equipment of Gibraltar include $4,294 (2021: $9,364) of depreciation on mining assets related to capitalized stripping.

Since January 1, 2020 development costs for Yellowhead of $5,710 have been capitalized as mineral property, plant and equipment.

Depreciation related to the right of use assets for the year ended December 31, 2022 was $6,492 (2021: $3,941)

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

15.GOODWILL

Goodwill was recorded on the Company's acquisition of Curis Holdings (Canada) Ltd. ("Curis") in 2014 which at the time indirectly owned 100% of the Florence Copper Project. During the year ended December 31, 2022, the carrying value of the goodwill increased by $357 as a result of foreign currency translation.

The Company performed an annual goodwill impairment test and the recoverable amount of the Curis CGU was calculated to be higher than its carrying amount and no impairment loss was recognized.

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,
	2022	2021
Trade payables	31,719	30,100
Accrued liabilities	34,997	25,560
	66,716	55,660

17. DEBT

	As at December 31,
	2022	2021
Current:
Lease liabilities (d)	7,613	9,625
Secured equipment loans (e)	8,489	6,539
Lease related obligations (f)	2,307	2,141
	18,409	18,305
Long-term:
Senior secured notes (a)	534,118	497,388
Revolving credit deferred financing fees (b)	(925)	(1,352)
Lease liabilities (d)	7,408	6,067
Secured equipment loans (e)	24,550	6,025
Lease related obligations (f)	3,009	5,316
	568,160	513,444
Total debt	586,569	531,749

(a) Senior secured notes

On February 10, 2021, the Company completed an offering of US$400 million aggregate principal amount of senior secured notes (the "2026 Notes"). The 2026 Notes mature on February 15, 2026 and bear interest at an annual rate of 7.0%, payable semi-annually on February 15 and August 15. A portion of the proceeds were used to redeem the outstanding US$250 million 8.75% Senior Secured Notes (the "2022 Notes") due on June 15, 2022. The remaining proceeds, net of transaction costs, call premium and accrued interest, of approximately $167 million (US$131 million) were available for capital expenditures, including at its Florence Copper project and Gibraltar mine, working capital and for general corporate purposes.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

The 2026 Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement relating to the Gibraltar mine, as well as the shares of Curis Holdings (Canada) Ltd. and Florence Holdings Inc. The 2026 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries. The 2026 Notes also allow for up to US$145 million of first lien secured debt to be issued and up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the 2026 Notes at any time on or after February 15, 2023, at redemption prices ranging from 103.5% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to February 15, 2023, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. Until February 15, 2023, the Company may redeem up to 10% of the aggregate principal amount of the notes, at a redemption price of 103%, plus accrued and unpaid interest to the date of redemption. On a change of control, the 2026 Notes are redeemable at the option of the holder at a price of 101%.

(b) Revolving Credit Facility

On October 6, 2021, the Company closed a secured US$50 million revolving credit facility (the "Facility"). The Facility is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as, the shares of Gibraltar Mines Ltd., Curis Holdings (Canada) Ltd., and Florence Holdings Inc. The Facility will be available for capital expenditures, working capital and general corporate purposes.

The Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a leverage ratio, an interest coverage ratio, a minimum tangible net worth and a minimum liquidity amount as defined under the Facility. The Company was in compliance with these covenants as at December 31, 2022.

On February 1, 2023, the Company entered into an agreement to extend the maturity date of the Facility by an additional year to July 2, 2026. In addition to the one-year extension of the Facility, the lender has also agreed to an accordion feature, which will allow the amount of the Facility to be increased by US$30 million, for a total of US$80 million, subject to credit approval and other conditions.

Amounts outstanding under the facility bear interest at the Adjusted Term SOFR rate plus an applicable margin and have a standby fee of 1.00%.

(c) Letter of Credit Facilities

The Gibraltar joint venture has in place a $15 million credit facility for the purpose of providing letters of credit (LC) to key suppliers of the Gibraltar Mine to assist with ongoing trade finance and working capital needs. Any LCs issued under the facility will be guaranteed by Export Development Canada (EDC) under its Account Performance Security Guarantee program. The facility is renewable annually, is unsecured and contains no financial covenants. As at December 31, 2022, a total of $3.75 million in LCs were issued and outstanding under this LC facility.

On April 8, 2022, the Company closed a US$4 million credit facility for the sole purpose of issuing LCs to certain key contractors in conjunction with the development of Florence Copper. Any LCs to be issued under this facility will also be guaranteed by EDC. The facility is renewable annually, is unsecured and contains no financial covenants.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

(d) Lease liabilities

Lease liabilities include the Company's outstanding lease liabilities under IFRS 16. At December 31, 2022, the net carrying amount of leased assets was $34,051 (2021: $28,823). The lease liabilities have monthly repayment terms ranging between 12 and 84 months.

(e) Secured equipment loans

The equipment loans at December 31, 2022 are secured by some of the existing mobile mining equipment at the Gibraltar mine and commenced between August 2019 and December 2022 with monthly repayment terms of 48 months and with interest rates ranging between 6.4% to 8.9%.

In December 2022, Gibraltar entered into an equipment loan with the Company's share of proceeds being $31,770. The loan is repayable in monthly installments with a final maturity date of December 2026. A portion of the proceeds of the loan were used to repay an equipment loan of $6,075 and lease liabilities of $606 and the remaining funds are available for general working capital purposes.

(f) Lease related obligations

Lease related obligations relate to a lease arising under a sale leaseback transaction on certain items of equipment at the Gibraltar mine. The lease commenced in June 2019 and has a term of 54 months. At the end of the lease term, the Company has an option to renew the term, an option to purchase the equipment at fair market value or option to return the equipment. The lease contains a fixed price early buy-out option exercisable at the end of 48 months.

(g) Debt continuity

The following schedule shows the continuity of total debt for the years ended December 31, 2022 and 2021:

	2022	2021
Total debt as at January 1	531,749	363,404
Lease additions	12,382	6,042
Equipment loans net proceeds	31,770	-
Lease liabilities and equipment loans repayments	(26,443)	(19,737)
Unrealized foreign exchange (gain) loss	34,490	(488)
Amortization of deferred financing charges	2,621	2,156
Settlement of 2022 Notes	-	(317,225)
Foreign exchange gain	-	(1,075)
Write-off of deferred financing charges	-	4,025
Issuance of 2026 Notes	-	507,560
Deferred financing charges	-	(12,913)
Total debt as at December 31	586,569	531,749

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

18. DEFERRED REVENUE

	As at December 31,
	2022	2021
Current:
Customer advance payments (a)	6,456	5,297
Osisko - silver stream agreement (b)	5,609	8,144
Current portion of deferred revenue	12,065	13,441
Long-term portion of deferred revenue (b)	47,620	45,356
Total deferred revenue	59,685	58,797

(a) Customer advance payments

At December 31, 2022, the Company had received advance payments from a customer on 2.0 million pounds (100% basis) of copper concentrate inventory.

(b) Silver stream purchase and sale agreement

The Company has entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received upfront cash deposit payments totalling $52.7 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives no further cash consideration once silver deliveries are made under the agreement.

The following table summarizes changes in the Osisko deferred revenue:

Balance at January 1, 2021	52,758
Finance expense (Note 9)	5,549
Amortization of deferred revenue	(4,807)
Balance at December 31, 2021	53,500
Finance expense (Note 9)	5,711
Amortization of deferred revenue	(5,982)
Balance at December 31, 2022	53,229

19. PROVISION FOR ENVIRONMENTAL REHABILITATION

	2022	2021
Beginning balance at January 1	87,571	78,983
Change in estimates	28,163	12,087
Accretion	367	373
Settlements	(2,775)	(3,846)
Foreign exchange differences	399	(26)
Ending balance at December 31	113,725	87,571

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

The PER represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities. The majority of these expenditures occur after the end of the life of the related operation.  For the Gibraltar mine, it is anticipated that these costs will be incurred over a period of at least 100 years beyond the end of the current mine life based on known reserves.  The change in the PER during 2022 is primarily due to the change in estimated reclamation related costs and changes in the risk-free discount rates applied in determining the obligation.

As at December 31, 2022, the PER was calculated on a present value basis for closure costs to be incurred in the first 30 years using a nominal risk-free discount rate of 3.31% (2021 - 1.79%) based on the 30 year overnight index swap (OIS) rate. For discounting annual closure cashflows beyond 30 years, a risk free yield curve was extrapolated from the implied OIS swap rate for liquid, investment grade corporate bonds with durations between 50 to 100 years.  A nominal risk free rate of up to 4.41% was utilized in 2022 (2021 - 2.61%) for discounting closure costs up to 100 years from the estimated date of site closure for Gibraltar based on current reserves. A long-term inflation rate range between 2.02% to 1.80% (2021 - 1.82% to 1.50%) over tenors between 30 to 100 years was applied to derive nominal cash flow estimates.

PER estimates are reviewed regularly and there have been adjustments to the amount and timing of cash flows as a result of updated information.  Assumptions are based on the current economic environment, but actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning work required, which will reflect market conditions at the relevant time.  Furthermore, the timing of rehabilitation will depend on when the mine ceases production which, in turn, will depend on future mineral reserves, metal prices, operating conditions and many other factors which are inherently uncertain.

As at December 31, 2022, the Company has provided letters of credit and surety bonds to the regulatory authorities for its share of reclamation obligations totaling $81.4 million for Gibraltar and $13.3 million for Florence.  Security for reclamation obligations is returned once the site is reclaimed to a satisfactory level and there are no ongoing monitoring and maintenance requirements.

20. EQUITY

(a) Share capital

Common shares (thousands)
Common shares outstanding at January 1, 2021	282,115
Exercise of share options	2,777
Common shares outstanding at December 31, 2021	284,892
Common shares issued under PSU plan	866
Exercise of share options	735
Common shares outstanding at December 31, 2022	286,493

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

In January 2022, the Company issued 866,028 common shares as part of settlement of the performance share units that vested.

(b) Contributed surplus

Contributed surplus represents employee entitlements to equity settled share-based awards that have been charged to the statement of comprehensive income and loss in the periods during which the entitlements were accrued and have not yet been exercised.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

(c) Accumulated other comprehensive income ("AOCI")

AOCI is comprised of the cumulative net change in the fair value of FVOCI financial assets and cumulative translation adjustments arising from the translation of foreign subsidiaries.

21. SHARE-BASED COMPENSATION

(a) Share Options

The Company has an equity settled share option plan approved by the shareholders that allows it to grant options to directors, officers, employees and other service providers. Under the plan, a maximum of 9.5% of the Company's outstanding common shares may be granted. The maximum allowable number of outstanding options to independent directors as a group at any time is 1% of the Company's outstanding common shares. The exercise price of an option is set at the time of grant using the five-day volume weighted average price of the common shares. Options are exercisable for a maximum of five years from the effective date of grant under the plan. Vesting conditions of options are at the discretion of the Board of Directors at the time the options are granted.

	Options (thousands)	Average price
Outstanding at January 1, 2021	8,969	1.19
Granted	2,402	1.60
Exercised	(2,777)	0.93
Expired	(324)	2.86
Outstanding at January 1, 2022	8,270	1.33
Granted	2,113	2.58
Exercised	(735)	0.99
Cancelled/forfeited	(176)	2.24
Expired	(184)	1.50
Outstanding at December 31, 2022	9,288	1.62
Exercisable at December 31, 2022	7,234	1.45

During the year ended December 31, 2022, the Company granted 2,113,000 (2021 - 2,402,000) share options to directors, executives and employees, exercisable at an average exercise price of $2.58 per common share (2021 - $1.60 per common share) over a five year period. The total fair value of options granted was $2,979 (2021 - $2,114) based on a weighted average grant-date fair value of $1.41 (2021 - $0.88) per option.

Range of exercise price	Options (thousands)	Average life (years)
$0.69 to $0.75	1,345	1.71
$0.76 to $1.00	2,186	1.03
$1.01 to $1.86	2,520	3.01
$1.87 to $2.72	2,071	4.02
$2.73 to $2.86	1,166	0.00
	9,288	1.79

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

	2022	2021
Expected term (years)	5.0	5.0
Forfeiture rate	0%	0%
Volatility	64%	67%
Dividend yield	0%	0%
Risk-free interest rate	1.7%	0.4%
Weighted-average fair value per option	$1.41	$0.88

(b) Deferred Share Units and Performance Share Units

The Company has adopted a Deferred Share Unit ("DSU") Plan (the "DSU Plan") that provides for an annual grant of DSUs to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in the first instance be used to assist in complying with the Company's share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company. A long-term financial liability of $3,877 has been recorded at December 31, 2022 (2021 - $4,643), representing the fair value of the liability, which is based on the Company's stock price at the reporting period date.

The Company has established a Performance Share Unit ("PSU") Plan (the "PSU Plan") whereby PSUs are issued to executives as long-term incentive compensation. PSUs issued under the PSU Plan entitle the holder to a cash or equity payment (as determined by the Board of Directors) at the end of a three-year performance period equal to the number of PSU's granted, adjusted for a performance factor and multiplied by the quoted market value of a Taseko common share on the completion of the performance period. The performance factor can range from 0% to 250% and is determined by comparing the Company's total shareholder return to those achieved by a peer group of companies.

	DSUs (thousands)	PSUs (thousands)
Outstanding at January 1, 2021	2,123	2,650
Granted	198	530
Settled	(535)	(400)
Outstanding at January 1, 2022	1,786	2,780
Granted	172	595
Settled	-	(875)
Outstanding at December 31, 2022	1,958	2,500

During the year ended December 31, 2022, 172,000 DSUs were issued to directors (2021 - 198,000) and 595,000 PSUs to senior executives (2021 - 530,000). The fair value of DSUs and PSUs granted was $2,532 (2021 - $1,235), with a weighted average fair value at the grant date of $2.58 per unit for the DSUs (2021 - $1.58 per unit) and $3.51 per unit for the PSUs (2021 - $1.74 per unit).

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

(c) Share-based compensation expenses

Share based compensation expense is comprised as follows:

	Year ended December 31,
	2022	2021
Share options - amortization	2,693	2,142
Performance share units - amortization	2,226	1,151
Change in fair value of deferred share units	(767)	2,469
	4,152	5,762

22. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	Year ended December 31,
	2022	2021
Net income (loss) attributable to common shareholders - basic and diluted	(25,971)	36,472
(in thousands of common shares)
Weighted-average number of common shares	286,236	283,593
Effect of dilutive securities:
Stock options	-	3,911
Weighted-average number of diluted common shares	286,236	287,504
Earnings (loss) per common share
Basic earnings (loss) per share	(0.09)	0.13
Diluted earnings (loss) per share	(0.09)	0.13

23. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at December 31, 2022 are presented in the following table:

2023	11,661
2024	11,661
2025	4,686
2026	823
2027	-
2028 and thereafter	-
Total commitments	28,831

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

As at December 31, 2022, the Company had commitments to incur capital expenditures of $9,265 (2021 - $37,944) for Florence Copper and $2,795 (2021 - $471) for the Gibraltar joint venture.

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $13,983 as at December 31, 2022.

The Company has also indemnified 100% of a surety bond issued by the Gibraltar joint venture to the Province of British Columbia. As a result, the Company has indemnified the joint venture partner's 25% share of this obligation, which amounted to $14,625 as at December 31, 2022.

24. SUPPLEMENTARY CASH FLOW INFORMATION

	For the year ended December 31,
	2022	2021
Change in non-cash working capital items
Accounts receivable	(3,602)	(2,915)
Inventories	(14,035)	(16,713)
Prepaids	(1,835)	(1,921)
Accounts payable and accrued liabilities[1]	14,704	(12,984)
Advance payment on product sales	1,159	5,297
Interest payable	100	65
Mineral tax payable	(1,937)	(2,800)
	(5,446)	(31,971)
Non-cash investing and financing activities
Assets acquired under capital lease	489	1,644
Right-of-use assets	11,893	4,398

1Excludes accounts payable and accrued liability changes on capital expenditures.

25. FINANCIAL RISK MANAGEMENT

(a) Overview

In the normal course of business, the Company is inherently exposed to market, liquidity and credit risk through its use of financial instruments.  The timeframe and manner in which the Company manages these risks varies based upon management's assessment of the risk and available alternatives for mitigating risk.  The Board approves and monitors risk management processes, including treasury policies, counterparty limits, controlling and reporting structures.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

(b) Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk; and currency risk. Financial instruments affected by market risk include: cash and equivalents; accounts receivable; marketable securities; subscription receipts; reclamation deposits; accounts payable and accrued liabilities; debt and derivatives.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Company buys copper put options in order to reduce commodity price risk. The derivative instruments employed by the Company are considered to be economic hedges but are not designated as hedges for accounting purposes.

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. The Company enters into copper put option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company's sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

	As at December 31,
	2022	2021
Copper increase/decrease by US$0.10 per pound[1]	511	1,143

1The analysis is based on the assumption that the year-end copper price increases/decreases US$0.10 per pound. with all other variables held constant. At December 31, 2022, 3.8 million (2021: 12.0 million) pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at December 31, 2022 of CAD/USD 1.35 (2021: 1.27) was used in the analysis.

The sensitivities in the above tables have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.

Interest rate risk

The Company is exposed to interest rate risk on its outstanding debt and investments, including cash and cash equivalents, from the possibility that changes in market interest rates will affect future cash flows or the fair value of fixed-rate interest-bearing financial instruments.

The table below summarizes the impact on earnings after tax and equity for a change of 100 basis points in interest rates at the reporting date. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. This assumes that the change in interest rates is effective from the beginning of the financial year and balances are constant over the year. However, interest rates and balances of the Company may not remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

	As at December 31,
	2022	2021
Fair value sensitivity for fixed-rate instruments
Senior secured notes	(3,800)	(2,371)
Lease liabilities	(130)	(157)
Lease related obligations	(67)	(65)
Secured equipment loans	(65)	(117)
	(4,062)	(2,710)
Cash flow sensitivity for variable-rate instruments
Cash and equivalents	826	1,602
Currency risk

The Canadian dollar is the functional currency of the Company and, as a result, currency exposure arises from transactions and balances in currencies other than the Canadian dollar, primarily the US dollar. The Company's potential currency exposures comprise translational exposure in respect of non-functional currency monetary items, and transactional exposure in respect of non-functional currency revenues and expenditures.

The following table demonstrates the sensitivity to a 10% strengthening in the CAD against the USD. With all other variables held constant, the Company's shareholders equity and earnings after tax would both increase/(decrease) due to changes in the carrying value of monetary assets and liabilities. A weakening in the CAD against the USD would have had the equal but opposite effect to the amounts shown below.

	Years ended December 31,
	2022	2021
Cash and equivalents	(7,425)	(13,656)
Accounts receivable	(832)	(847)
Accounts payable and accrued liabilities	1,972	1,522
Senior secured notes	40,587	37,992
Equipment loans	2,425	266
Lease liabilities	69	20

The Company's financial asset and liability profile may not remain constant and, therefore, these sensitivities should be used with care.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by holding sufficient cash and equivalents and scheduling long-term obligations based on estimated cash inflows. There were no defaults on loans payable during the year.

(d) Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables, marketable securities and investments, and derivatives. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts. The Company deals with a limited number of counterparties for its metal sales. The Company had two significant customers in 2022 that represented 95% of gross copper concentrate revenues (2021: two customers accounted for 82% of gross copper concentrate revenues). The trade receivable balance at December 31, 2022 is comprised of four customers (2021: three customers). There are no impairments recognized on the trade receivables.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

(e) Fair values of financial instruments

The fair values of the senior secured notes is $477,854 and the carrying value is $534,118 at December 31, 2022. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company uses the fair value hierarchy described in Note 2.4(c) for determining the fair value of instruments that are measured at fair value.

	Level 1	Level 2	Level 3	Total
December 31, 2022
Financial assets designated as FVPL
Derivative asset copper put and call options	-	6,184	-	6,184
	-	6,184	-	6,184
Financial assets designated as FVOCI
Marketable securities	2,568	-	-	2,568
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	434	-	-	434
	3,002	-	1,200	4,202
December 31, 2021
Financial assets designated as FVPL
Derivative asset copper put and call options	-	3,904	-	3,904
	-	3,904	-	3,904
Financial assets designated as FVOCI
Marketable securities	3,110	-	-	3,110
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	434	-	-	434
	3,544	-	1,200	4,744

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at December 31, 2022.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At December 31, 2022, the Company had net settlement payables of $209 (2021 - settlement receivables of $4,885).

The investment in private companies, a Level 3 instrument, are valued based on a management estimate. As this is an investment in a private exploration and development company, there are no observable market data inputs. At December 31, 2022 the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

(f) Capital management

The Company's primary objective when managing capital is to ensure that the Company is able to continue its operations and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents, credit facilities and debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue or buy back equity, issue, buy back or repay debt, sell assets, or return capital to shareholders.

	As at December 31,
	2022	2021
Cash	(120,858)	(236,767)
Current portion of long-term debt	18,409	18,305
Long-term debt	568,160	513,444
Net debt	465,711	294,982
Shareholders' equity	356,409	358,518
In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors the covenants on its long-term debt to ensure compliance. The Company's investment policy is to invest cash in highly liquid interest-bearing investments that are readily convertible to known amounts of cash. There were no changes to the Company's approach to capital management during the year ended December 31, 2022.

26. RELATED PARTIES

(a) Principal Subsidiaries

	Ownership interest
	as at December 31,
	2022	2021
Gibraltar Mines Ltd.	100%	100%
Curis Holdings (Canada) Ltd.	100%	100%
Florence Holdings Inc.	100%	100%
Florence Copper Holdings Inc.	100%	-
FC-ISR Holdings Inc.	100%	-
Florence Copper LLC[1]	100%	100%
Aley Corporation	100%	100%
Yellowhead Mining Inc.	100%	100%

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

1 On November 28, 2022, Florence Copper Inc. was converted into Florence Copper LLC. The units of Florence Copper LLC were transferred to a new intermediary company, Florence Copper Holdings Inc. Florence Copper Holdings Inc. subsequently transferred 1% of Florence Copper LLC to FC-ISR Holdings Inc.

(b) Key management personnel compensation

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from
9-month to 12-months' salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12-month to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (Note 21).

Compensation for key management personnel (includes all members of the Board of Directors and executive officers) is as follows:

	Year ended December 31,
	2022	2021
Salaries and benefits	7,380	6,252
Post-employment benefits	730	1,672
Share-based compensation expense	2,358	5,011
	10,468	12,935

(c) Related party transactions

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of Gibraltar. Net management fee income in 2022 was $1,162 (2021: $1,227). In addition, the Company pays certain expenses on behalf of the Gibraltar joint venture and invoices the joint venture for these expenses. In 2022, net reimbursable compensation expenses and third party costs of $1,370 (2021: $343) were charged to the joint venture.

27. MITSUI TRANSACTION

On December 19, 2022, the Company signed agreements with Mitsui & Co. (U.S.A.) Inc. ("Mitsui") to form a strategic partnership to develop the Company's Florence Copper project (the "Project"). Mitsui has committed to an initial investment of US$50 million conditional on receipt of the final Underground Injection Control permit from the Environmental Protection Agency, with proceeds to be used for construction of the commercial production facility. The initial investment will be in the form of a copper stream agreement (the "Copper Stream") on 2.67% of the copper produced at Florence Copper and Mitsui to pay a delivery price equal to 25% of the market price of copper delivered under the contract.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

In addition, Mitsui has acquired an option to invest an additional US$50 million for a 10% equity interest in Florence Copper (the "Equity Option"). The Equity Option is exercisable by Mitsui at any time up to three-years following completion of construction of the commercial production facility. If Mitsui elects to exercise its Equity Option, the Copper Stream will terminate. If the Equity Option is not exercised by Mitsui by its expiry date, the Company will have the right to buy-back 100% of the Copper Stream, otherwise, it will terminate when 40 million pounds of copper have been delivered under the agreement.

As part of the arrangement, Taseko and Mitsui have entered into an offtake contract for 81% of the copper cathode produced at Florence during the initial years of production. The initial offtake agreement will cease and be replaced with a marketing agency agreement if the Equity Option is exercised by Mitsui. . Mitsui's offtake entitlement would also reduce to 30% if the Equity Option is not exercised by its expiry date until the Copper Stream deposit has been reduced to nil.

28. SUBSEQUENT EVENT

On February 22, 2023, the Company announced that it had signed a definitive agreement to acquire an additional 12.5% interest in Gibraltar from Sojitz Corporation. Under the terms of the Agreement, Taseko will acquire Sojitz's 50% interest in Cariboo.

The acquisition price consists of a minimum amount of $60 million payable over a five-year period and potential contingent payments depending on Gibraltar mine copper revenues and copper prices over the next five years. An initial payment of $10 million is due on closing and the remaining minimum amounts are payable annually in $10 million instalments. There is no interest payable on the minimum amounts.

The contingent payments are payable annually over the five-year period only if the average LME copper price exceeds US$3.50 per pound in a year. The payments will be calculated by multiplying Gibraltar mine copper revenue by a price factor, which is based on a sliding scale ranging from 0.35% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed $57 million over the five-year period, limiting the total acquisition cost to a maximum of $117 million.